Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the proxy statement/prospectus of Ares Acquisition Corporation II and Kodiak Robotics, Inc. (the “Prospectus”) constituting a part of this Registration Statement on Amendment No. 2 to Form S-4 of our report dated March 12, 2025, relating to the financial statements of Ares Acquisition Corporation II as of December 31, 2024 and 2023 and for the years then ended, which includes an explanatory paragraph relating to Ares Acquisition Corporation II’s ability to continue as a going concern, and is contained in the Prospectus. We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

July 25, 2025